UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________
FORM 11-K
_________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-08940

 _________________________

Deferred Profit-Sharing Plan for Hourly Employees
(Full title of the plan)
ALTRIA GROUP, INC.
6601 West Broad Street
Richmond, Virginia 23230
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

Page (s)
Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	5
Notes to Financial Statements	6 - 16

Supplemental Schedule*
Schedule H – Line 4i – Schedule of Assets (Held at End of Year)	17

Signature	18

Exhibit
23. Consent of Independent Registered Public Accounting Firm
* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Altria Group Benefits Investment Committee, the Administrator and the Participants of the Deferred Profit-Sharing Plan for Hourly Employees:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Profit-Sharing Plan for Hourly Employees (the “Plan”) at December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
Richmond, Virginia
June 19, 2013

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

At December 31,	2012	2011
Investments at fair value:
Investment in Master Trust A	$481,512	$527,974
Investment in Master Trust B	625,460	598,481
Total investments	1,106,972	1,126,455

Receivables:
Employer’s contribution	25,965	23,195
Participants’ contributions	145	154
Notes receivable from participants	18,344	18,878
Receivable from the Salaried Plan	—	927
Total receivables	44,454	43,154

Net assets reflecting investments at fair value	1,151,426	1,169,609

Adjustment from fair value to contract value for Investment in Master Trust A relating to fully benefit-responsive investment contracts	(18,205)	(19,500)

Net assets available for benefits	$1,133,221	$1,150,109

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

For the year ended December 31,	2012
Additions to net assets attributed to:
Investment income:
Investment income from Master Trust A	$26,037
Investment income from Master Trust B	66,143
Total investment income	92,180

Interest income on notes receivable from participants	898

Contributions to the Plan:
By employer	27,319
By participants	12,698
Total contributions	40,017

Total additions	133,095

Deductions from net assets attributed to:
Withdrawals and distributions	(150,079)

Total deductions	(150,079)

Net decrease prior to transfer	(16,984)

Transfer from the Salaried Plan	96

Net decrease	(16,888)

Net assets available for benefits:
Beginning of year	1,150,109
End of year	$1,133,221

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the Deferred Profit-Sharing Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan maintained for the benefit of eligible union hourly-paid employees, as discussed below in Plan Participation, of Philip Morris USA Inc. (“PM USA”), U.S. Smokeless Tobacco Manufacturing LLC (“USSTM”) and Ste. Michelle Wine Estates Ltd. (“SMWE”) (individually, a “Participating Company”; collectively, the “Participating Companies”), all of which are subsidiaries of Altria Group, Inc. The Plan is designed to provide eligible employees with an opportunity to share in the profits of Altria Group, Inc. and their Participating Company, to invest certain of their funds in a tax-advantaged manner and, for Match-Eligible Participants, USSTM Match-Eligible Participants and SMWE Match-Eligible Participants (as such terms are defined below), to receive company match contributions if they make contributions to the Plan on a before-tax and/or after-tax basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Plan Administration
The administration of the Plan has generally been delegated to the Administrator, as defined in the Plan. The Altria Group Benefits Investment Committee (the “Investment Committee”) is the named fiduciary responsible for the operation and management of the investment options in the Plan, other than the investment options (the “Altria Stock Investment Option”, the “Mondelēz Stock Investment Option”, the “PMI Stock Investment Option” and the “KFG Stock Investment Option”; collectively, the “Common Stock Investment Options”) invested exclusively in the common stock of Altria Group, Inc. (“Altria Stock”), the Class A common stock of Mondelēz International, Inc., formerly Kraft Foods Inc. (“Mondelēz Stock”), the common stock of Philip Morris International Inc. (“PMI Stock”) and the common stock of Kraft Foods Group, Inc. (“KFG Stock”), respectively (collectively, the “Common Stocks”). See discussion of the spin-off of Kraft Foods Group, Inc. in Investment Options and Kraft Foods Group, Inc. Spin-off below. Fiduciary Counselors Inc. (“Fiduciary Counselors”) is the named fiduciary with respect to the management of the investment of the Common Stock Investment Options. The Administrator, the Investment Committee and Fiduciary Counselors are hereinafter collectively referred to as the “Fiduciaries”.
Plan Participation
Eligibility for benefits under the Plan depends on an employee’s hire date and Participating Company affiliation, as follows:

•	“Non-Match-Eligible Participants” (eligible to make employee contributions and to receive a company contribution):

o	Eligible employees of PM USA, other than Match-Eligible Participants, USSTM Match-Eligible Participants and SMWE Match-Eligible Participants, as defined below;

•	“Match-Eligible Participants” (eligible to make employee contributions and to receive a company contribution and company match contributions):

o	Employees of PM USA hired or rehired on or after specified dates based on their union affiliation, as defined in the Plan document;

•	“USSTM Match-Eligible Participants” (eligible to make employee contributions and to receive company match contributions):

o	Union hourly-paid employees of USSTM; and

•	“SMWE Match-Eligible Participants” (eligible to make employee contributions and to receive company match contributions):

o	Non-agricultural union hourly-paid employees of SMWE.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Employee Contributions
Each eligible employee may make before-tax and after-tax contributions to the Plan as soon as administratively feasible after his or her date of hire.
No contribution is required from any participant under the Plan. However, employees hired or rehired after a date specific to their employee group are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their eligible compensation beginning with the first payroll period after the completion of 90 days of service. Employees who are automatically enrolled can elect not to make contributions or to contribute a different percentage of their eligible compensation.
The Internal Revenue Code of 1986, as amended (the “Code”), imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2012 and 2011, a participant’s before-tax contribution was limited to $17,000 and $16,500, respectively, with a Plan limitation of 15% of eligible compensation on the total amount of before-tax and after-tax contributions.
Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Code. For 2012 and 2011, the catch-up contribution was limited to $5,500.
The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code.
Employer Contributions
Contributions by Participating Companies may consist of a company contribution and/or company match contributions as discussed below.
Company contribution – The company contribution on behalf of participants, other than USSTM Match-Eligible Participants and SMWE Match-Eligible Participants, who have completed twenty-four months of service (12 months in the case of a Match-Eligible Participant), is an amount equal to the lesser of (1) three percent (3%) of Altria Group, Inc.’s Consolidated Earnings, as defined in the Plan document, less the contribution to participants in the Deferred Profit-Sharing Plan for Salaried Employees (the “Salaried Plan”), or (2) fifteen percent (15%) of the aggregate participant compensation, as defined in the Plan document, of the participants among whom the company contribution is to be allocated. However, eligible Match-Eligible Participants receive a company contribution of no less than ten percent (10%) of their eligible compensation.
The company contribution to the Plan, together with the company contribution and the supplemental company contribution to the Salaried Plan must be made from Altria Group, Inc.’s Consolidated Earnings, as defined in the Plan document, and cannot exceed three percent (3%) of Altria Group, Inc.’s Consolidated Earnings.
Company match contributions – Match-Eligible Participants who make before-tax and/or after-tax contributions for a payroll period after completing 90 days of service will receive company match contributions, dollar for dollar, up to the first three percent (3%) of eligible compensation that is contributed for a payroll period.
USSTM Match-Eligible Participants and SMWE Match-Eligible Participants who make before-tax and/or after-tax contributions for a payroll period after completing one year of service will receive company match contributions. For USSTM Match-Eligible Participants and SMWE Match-Eligible Participants, the company match contributions are dollar for each dollar and $.50 for each dollar, respectively, up to the first six percent (6%) of eligible compensation that is contributed for a payroll period.
Participant Accounts
Each participant’s Plan accounts are credited with any employee and employer contributions and the allocated share of the investment activities for each investment option in which he or she participates. Allocations are based on participant Plan account balances, as defined in the Plan document.
Vesting
Each participant is at all times fully vested in the balance held in each of his or her Plan accounts.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Investment Options and Kraft Foods Group, Inc. Spin-off
Participants can direct all contributions among ten investment options and may change their investment elections at any time, subject to excessive trading policy restrictions and short-term redemption fees that may be applicable to certain of the investment options. If a participant has not provided an investment election, any contributions are invested in the Balanced Fund Investment Option. Effective June 30, 2012, the underlying investment for the Balanced Fund Investment Option changed to the State Street Global Advisors (“SSgA”) Moderate Strategic Balanced Fund, a common/collective trust.
Effective after the close of business on October 1, 2012, Mondelēz International, Inc. (“Mondelēz”) spun-off the shares of Kraft Foods Group, Inc. owned by Mondelēz to its shareholders. Plan participants who were invested in the Mondelēz Stock Investment Option received one share of KFG Stock for every three shares of Mondelēz Stock held in the participant’s Plan account at the time of the spin-off. A separate KFG Stock Investment Option was established to hold the shares of KFG Stock received in connection with the spin-off.
The Mondelēz Stock Investment Option, the PMI Stock Investment Option and the KFG Stock Investment Option (individually and collectively, the “Non-Altria Stock Investment Option”) are “closed” to further investments so that participants are not permitted to purchase shares of Mondelēz Stock, PMI Stock and KFG Stock (individually and collectively, “Non-Altria Stock”) in the Plan or to perform an exchange into a Non-Altria Stock Investment Option from any other investment option.
Employee Stock Ownership Plan
The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the Altria Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Altria Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Stock. Altria Stock dividends paid in cash directly to participants for the year ended December 31, 2012 were approximately $12 million. Altria Stock dividends payable in cash directly to participants were approximately $3 million as of December 31, 2012 and 2011.
Any cash dividends paid on Non-Altria Stock held in a Non-Altria Stock Investment Option cannot be reinvested in Non-Altria Stock, but instead will be invested according to the participant’s current investment elections. If the participant has not provided an investment election, cash dividends are invested in the Balanced Fund Investment Option. The participant does not have the right to elect to have dividends for Non-Altria Stock paid to them in cash.
Master Trusts
Certain assets of the Plan are co-invested with the assets of the Salaried Plan and the Savings Plan for Puerto Rico Employees, in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Master Trust (“Master Trust A”) for which State Street Bank and Trust Company (“State Street”) serves as the trustee. Certain assets of the Plan are co-invested with the assets of the Salaried Plan in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Trust for Altria Stock and Non-Altria Stock (“Master Trust B”) for which Fidelity Management Trust Company serves as the trustee.
Master Trust A and Master Trust B are hereinafter collectively referred to as the “Master Trusts”.
Withdrawals and Distributions
Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.
Distributions are made only when a person ceases to be a participant. Upon termination of employment, including retirement, a participant has numerous options available, as outlined in the Plan, with respect to the distribution of his or her Plan account balances.
Notes Receivable from Participants
Participants are permitted to borrow from their Plan accounts in accordance with the loan provisions and applicable interest rate as outlined in the Plan. Interest on participant loans is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the loan request. Loan repayment periods range from two to twenty-five years depending on the type of loan.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, in the financial statements and related disclosures. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan offers diversified investment options in investment securities, other than the Common Stock Investment Options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. The financial markets, both domestically and internationally, can experience significant volatility on a daily basis that affects the valuation of investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Substantially all of the assets of Master Trust B are invested in Common Stocks, each of which could be subject to significant market fluctuations.
Valuation of Investment in Master Trusts
The Plan’s investment in the Master Trusts and share of investment activities is based upon the total of the participants’ Plan accounts.
Valuation of the Master Trusts’ Investments and Income Recognition
Master Trust investment assets are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 – Fair Value Measurements for a detailed discussion of fair value measurements.
Investment transactions are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis. In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
The Statements of Net Assets Available for Benefits present the fair value of the investment in Master Trust A, as well as the adjustment of the investment from fair value to contract value relating to investment contracts, which have fully benefit-responsive features. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Withdrawals and Distributions
Withdrawals and distributions are recorded when paid.

Expenses
Investment management fees, fund manager administrative fees, brokerage commissions (excluding those for the Common Stocks held in Master Trust B) and other investment related expenses are part of the total operating expenses of an investment option, and are charged against the net asset value of the specific investment option and reduce investment return.
Plan administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and certain legal fees are paid by the Master Trusts and charged directly to participant accounts, usually on a monthly basis.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Individual participant transaction fees (including fees associated with the trading of Common Stocks) and short-term redemption fees for sales of an investment option within a specified period of time after purchase are paid by the Master Trusts and are charged solely to the accounts of the participant who initiated the transaction.

3.	Master Trust A Investments
At December 31, 2012 and 2011, the Plan’s interest in the net assets of Master Trust A was approximately 20% and 21% , respectively. The Plan’s interest in Master Trust A represents over 5% of the Plan’s net assets at December 31, 2012 and 2011.
At December 31, 2012 and 2011, the net assets of Master Trust A were as follows (in thousands of dollars):

	2012	2011
Investments at fair value:
Common/collective trusts	$991,336	$799,009
Investment contracts	964,286	1,056,902
Registered investment companies	197,921	316,564
Government securities	208,726	231,768
Other	48,866	73,018
Total investments	2,411,135	2,477,261

Receivables:
Interest and dividend income	2,887	5,018

Liabilities:
Securities purchased	(23,818)	(17,692)

Net assets at fair value	2,390,204	2,464,587

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(61,592)	(64,278)

Net assets	$2,328,612	$2,400,309

Master Trust A investment activities for the year ended December 31, 2012 were as follows (in thousands of dollars):

Interest and dividends	$38,295
Net appreciation in common/collective trusts	134,786
Net appreciation in registered investment companies	11,443
Net appreciation in government securities	133
Investment income	$184,657
As discussed in Note 2 – Summary of Significant Accounting Policies – Valuation of Investment in Master Trusts, allocations of the investment activities are based on participant Plan account balances.
Investment contracts held in the Interest Income Fund Investment Option (a stable value investment option) may consist of traditional and/or synthetic guaranteed investment contracts (“GIC” or “GICs”) as determined by the investment manager for the Interest Income Fund.
A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party, which are backed by assets owned by the third party. The interest rates for traditional GICs are either agreed to in advance with the issuer or vary based on agreed formulas, but cannot be less than zero. Master Trust A had no traditional GICs as of December 31, 2012 or 2011.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

A synthetic GIC provides for the preservation of principal at a specified rate of interest over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party, which are backed by underlying assets owned by Master Trust A. The wrapper contract provider guarantees, except in the case of the occurrence of certain events discussed below, that participant withdrawals are made at contract or book value.
The portfolio of assets, overall of investment grade quality, underlying the synthetic GICs includes fixed income securities such as mortgages, corporate bonds, and United States Treasury securities. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate, which is the rate earned by participants in the Interest Income Fund. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the underlying asset portfolio covered by the investment contract. The crediting rates for the synthetic GICs are calculated on a quarterly basis (or more frequently, if necessary) using the contract value, and the fair market value, yield and duration of the underlying securities, but cannot be less than zero. The contract value of the synthetic GICs was approximately $882 million and $979 million at December 31, 2012 and 2011, respectively.
The relationship of future crediting rates and the adjustment to contract value reported on the Statements of Net Assets Available for Benefits is provided through the mechanism of the crediting rate formula, as discussed above. Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, or the initiation of an extended termination (immunization) of one or more synthetic GIC contracts by the investment manager or the contract issuer.
The average yields for synthetic GICs were as follows:

	2012	2011
Average yield earned	1.05%	1.69%
Average yield earned adjusted to reflect actual interest credited to Interest Income Fund Participants	2.96%	3.13%
There are certain events not initiated by Plan participants that could limit the ability of the Plan to transact at contract value with the issuer. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decrease employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from a stable value option; or events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.
The Plan Fiduciaries do not believe that the occurrence of any such event that would limit the Plan’s ability to transact at contract value with participants is probable.
Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees, or any other payment due under the contract; or failure to adhere to investment guidelines.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

4.	Master Trust B Investments
At December 31, 2012 and 2011, the Plan’s interest in the net assets of Master Trust B was approximately 30%. The Plan’s interest in Master Trust B represents over 5% of the Plan’s net assets at December 31, 2012 and 2011.
At December 31, 2012 and 2011, the net assets of Master Trust B were as follows (in thousands of dollars):

	2012	2011
Investments at fair value:
Common stocks:
Altria Stock	$1,086,157	$983,110
PMI Stock	810,518	869,983
Mondelēz Stock (1)	75,596	128,082
KFG Stock (1)	45,048	—
Cash and cash equivalents	17,641	24,156
Total investments	2,034,960	2,005,331

Receivable - dividend income	18,267	17,697
Net assets	$2,053,227	$2,023,028

Master Trust B investment activities for the year ended December 31, 2012 were as follows (in thousands of dollars):

Dividends on common stocks:
Altria Stock	$59,217
PMI Stock	32,993
Mondelēz Stock (1)	3,123
KFG Stock (1)	496
Net appreciation in common stocks:
Altria Stock	56,584
PMI Stock	61,344
Mondelēz Stock (1)	9,753
KFG Stock (1)	985
Investment income	$224,495
  (1) See discussion of the spin-off of Kraft Foods Group, Inc. in Note 1 - Description of the Plan - Investment Options and Kraft Foods Group, Inc. Spin-off.

5.	Fair Value Measurements
Financial Accounting Standards Board (“FASB”) authoritative guidance provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the fair value hierarchy.
Level 3 holdings and transactions are immaterial to the total Master Trust investment assets at December 31, 2012 and 2011.
Common/Collective Trusts
Common/collective trusts consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Master Trust A common/collective trust investments include equity index funds and a balanced fund, consisting of a mix of equities and fixed income securities, that are intended to mirror indices such as the Standard & Poor’s 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International (“MSCI”) All Countries World ex US Index, MSCI Europe, Australasia, and the Far East Index, and Barclays US Aggregate Bond Index. They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective common/collective trusts. The underlying assets are valued based on the net asset value (“NAV”) as provided by the investment account manager and are classified in level 2 of the fair value hierarchy. There are no restrictions on redemptions of these investments.
Investment Contracts
The underlying fixed income assets of the synthetic guaranteed investment contracts are valued at a price that is based on a compilation of observable market information, a broker quote in a non-active market or NAV as provided by the investment account manager. These assets are classified in level 2 of the fair value hierarchy. There are no restrictions on redemption of the investments valued at NAV. Wrapper contracts are valued based on the replacement cost of the contract and are classified in level 3 of the fair value hierarchy.
Registered Investment Companies
Investments in mutual funds sponsored by a registered investment company are valued based on exchange listed prices and are classified in level 1 of the fair value hierarchy.
Government Securities
Government securities consist of investments in U.S. Treasury securities with maturities of 3 to 5 years. Government securities, that are traded in a non-active over-the-counter market, are valued at a price that is based on a broker quote, and are classified in level 2 of the fair value hierarchy.
Common Stocks
Common stocks are valued based on the price of the security as listed on an open active exchange on last trade date, and are classified in level 1 of the fair value hierarchy.

Cash & Cash Equivalents
Cash and cash equivalents are valued at cost that approximates fair value, and are classified in level 1 of the fair value hierarchy.
The methods described above are not necessarily indicative of net realizable value or reflective of future fair values, nor is categorization of a security in any particular valuation level necessarily an indication of the risk associated with an investment in that security. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

 The fair values of the Master Trust investment assets by asset category as of December 31, 2012 are as follows (in thousands of dollars):

Master Trust A	Level 1	Level 2	Level 3	Totals
Common/collective trusts:
U.S. equity index	$—	$687,267	$—	$687,267
International equity index		139,774		139,774
Balanced fund		164,295		164,295
Investment contracts:
U.S. Treasuries and inflation protected securities		312,155		312,155
Asset backed securities		221,887		221,887
Other		429,845	399	430,244
Registered investment companies	197,921			197,921
Government securities - U.S. Treasuries		208,726		208,726
Other		48,866		48,866

Sub-total Master Trust A	197,921	2,212,815	399	2,411,135

Master Trust B
Common stocks:
Altria Stock	1,086,157			1,086,157
PMI Stock	810,518			810,518
Mondelēz Stock	75,596			75,596
KFG Stock	45,048			45,048
Cash and cash equivalents	17,641			17,641

Sub-total Master Trust B	2,034,960	—	—	2,034,960

Total Master Trust investment assets at fair value	$2,232,881	$2,212,815	$399	$4,446,095

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The fair values of the Master Trust investment assets by asset category as of December 31, 2011 are as follows (in thousands of dollars):

Master Trust A	Level 1	Level 2	Level 3	Totals
Common/collective trusts:
U.S. equity index	$—	$663,944	$—	$663,944
International equity index		135,065		135,065
Investment contracts:
Mortgage-backed securities fund		349,328		349,328
U.S. Treasuries		222,444		222,444
Other		483,234	1,896	485,130
Registered investment companies:
Balanced fund	152,877			152,877
Fixed income fund	95,489			95,489
Equity funds	68,198			68,198
Government securities - U.S. Treasuries		231,768		231,768
Other		73,018		73,018

Sub-total Master Trust A	316,564	2,158,801	1,896	2,477,261

Master Trust B
Common stocks:
Altria Stock	983,110			983,110
PMI Stock	869,983			869,983
Mondelēz Stock	128,082			128,082
Cash and cash equivalents	24,156			24,156

Sub-total Master Trust B	2,005,331	—	—	2,005,331

Total Master Trust investment assets at fair value	$2,321,895	$2,158,801	$1,896	$4,482,592
In October 2012, the FASB issued authoritative guidance to provide technical corrections and conforming amendments related to fair value measurements. The amendments subject to transitional guidance are effective for fiscal periods beginning after December 15, 2012. It is anticipated that the adoption of this guidance will not have a significant impact on the Plan’s financial statements.

6.	Related Party Transactions
Master Trust B includes participant investments in Altria Stock. During the years ended 2012 and 2011, Master Trust B participant purchases of Altria Stock were approximately $551 million and $604 million, respectively, and participant sales of Altria Stock were approximately $505 million and $626 million, respectively. Master Trust A investments include common/collective trusts managed by SSgA, an affiliate of State Street. State Street is a trustee as defined by the Plan. The investment balance in these common/collective trusts was approximately $340 million and $167 million as of December 31, 2012 and 2011, respectively. These investments and transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

7.	Plan Termination
The Board of Directors of Altria Group, Inc. (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the company contribution and/or company match contributions to the Plan or to terminate the Plan. The Board has delegated to the Corporate Employee Benefit Committee of Altria Group, Inc. and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits. Each other Participating Company has the right to amend, suspend or terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8.	Tax Status
By letter dated December 20, 2012, the Internal Revenue Service (“IRS”) has determined that the Plan, as amended and in effect as of July 1, 2008, is a qualified plan under Section 401(a) of the Code and the related Master Trusts continue to be exempt from tax under Section 501(a) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Administrator believes that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes or uncertain tax positions have been included in the Plan’s financial statements.
Effective January 1, 2011, the Plan was amended to change the sponsor from PM USA to Altria Client Services Inc. (“ALCS”). On January 19, 2012, ALCS filed with the IRS for a determination that the Plan, as amended to January 1, 2012, continues to qualify under Section 401(a) of the Code and the related Master Trusts continue to be exempt from tax under Section 501(a) of the Code.

9.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2012 and 2011 (in thousands of dollars):

	2012	2011
Net assets available for benefits per the financial statements	$1,133,221	$1,150,109
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	18,205	19,500
Net assets available for benefits per the Form 5500	$1,151,426	$1,169,609
The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012 (in thousands of dollars):

2012
Change in net assets available for benefits per the financial statements	$(16,888)
Adjustment for the net change in contract value of fully benefit-responsive investment contracts	(1,295)
Change in net assets available for benefits per the Form 5500	$(18,183)

Deferred Profit-Sharing Plan for Hourly Employees
Schedule H – Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Altria Client Services Deferred Profit-Sharing Master Trust	Master Trust	n/a	$481,512,159

*	Altria Client Services Deferred Profit-Sharing Trust for Altria Stock and Non-Altria Stock	Master Trust	n/a	$625,459,576

*	Notes receivable from participants	Interest rates range from 3.25% to 10.0% Maturity dates through 2037	n/a	$18,344,377
* indicates party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Compensation, Benefits and HR Services of Altria Client Services Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES

By	/s/ RODGER W. ROLLAND
Rodger W. Rolland, Vice President, Compensation, Benefits and HR Services, Altria Client Services Inc.
Date: June 19, 2013